Exhibit 99.1

Materialise Reports First Quarter 2024 Results

LEUVEN, Belgium--(BUSINESS WIRE)—April 25, 2024 -- Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services, today announced its financial results for the first quarter ended March 31, 2024.

Highlights – First Quarter 2024

•	Total revenue decreased by 3.4% to 63,637 kEUR compared to 65,886 kEUR for the first quarter of 2023.
•	Gross profit as a percentage of revenue increased to 56.5% for the first quarter of 2024 from 55.9% for the 2023 period.
•	Adjusted EBIT decreased to 2,656 kEUR for the first quarter of 2024 from 4,998 kEUR for the 2023 period while Adjusted EBITDA decreased to 8,094 kEUR for the first quarter of 2024 from 10,310 kEUR for the 2023 period.
•	Net profit for the first quarter of 2024 was 3,585 kEUR, or 0.06 EUR per diluted share, compared to 3,715 kEUR, or 0.06 EUR per diluted share, for the 2023 period.

CEO Brigitte de Vet-Veithen commented, “In line with expectations our consolidated revenue decreased by 3% compared to the same period of 2023, an exceptionally strong quarter which showed 24% growth. In the first quarter of 2024, our Materialise Medical segment continued to lead the way with 8% revenue growth, while revenue declined in our Manufacturing and Software segments amidst less favorable market conditions. While continued investments in sustainable growth and the ongoing conversion to a recurring revenue business model impacted our operational profitability, we delivered a positive net result and an improved net cash position.”

First Quarter 2024 Results

Total revenue for the first quarter of 2024 decreased 3.4% to 63,637 kEUR from 65,886 kEUR for the first quarter of 2023. Adjusted EBIT decreased to 2,656 kEUR for the first quarter of 2024 from 4,998 kEUR for the 2023 period. The Adjusted EBIT margin (Adjusted EBIT divided by total revenue) for the first quarter of 2024 was 4.2%, compared to 7.6% for the first quarter of 2023. Adjusted EBITDA decreased to 8,094 kEUR for the first quarter of 2024 from 10,310 kEUR for the 2023 period.

Revenue from our Materialise Medical segment increased 7.7% to 26,183 kEUR for the first quarter of 2024 compared to 24,317 kEUR for the same period in 2023. Segment Adjusted EBITDA increased to 7,921 kEUR for the first quarter of 2024 compared to 7,348 kEUR while the segment Adjusted EBITDA margin remained stable at 30.3% compared to 30.2% for the first quarter of 2023.

Revenue from our Materialise Software segment decreased by 8.0% to 10,438 kEUR for the first quarter of 2024 from 11,350 kEUR for the same quarter last year. Segment Adjusted EBITDA decreased to 1,090 kEUR from 2,427 kEUR while the segment Adjusted EBITDA margin was 10.4% compared to 21.4% for the prior-year period.

Revenue from our Materialise Manufacturing segment decreased by 10.6% to 27,016 kEUR for the first quarter of 2024 from 30,219 kEUR for the first quarter of 2023. Segment Adjusted EBITDA decreased to 1,529 kEUR from 3,189 kEUR while the segment Adjusted EBITDA margin was 5.7% compared to 10.6% for the first quarter of 2023.

Gross profit decreased to 35,935 kEUR compared to 36,837 kEUR for the same period last year, while gross profit as a percentage of revenue increased to 56.5% compared to 55.9% for the first quarter of 2023.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 5.5% to 34,138 kEUR for the first quarter of 2024 from 32,358 kEUR for the first quarter of 2023.

Net other operating income increased to 789 kEUR from 519 kEUR for the first quarter of 2023.

Operating result amounted to 2,585 kEUR compared to 4,998 kEUR for the first quarter of 2023.

Net financial result increased to 1,510 kEUR compared to (566) kEUR for the first quarter of 2023.

The first quarter of 2024 contained income tax expenses of (510) kEUR, compared to (718) kEUR in the first quarter of 2023.

As a result of the above, net profit for the first quarter of 2024 was 3,585 kEUR, compared to 3,715 kEUR for the same period in 2023. Total comprehensive income for the first quarter of 2024, which includes exchange differences on translation of foreign operations, was 3,312 kEUR compared to 4,490 kEUR for the 2023 period.

At March 31, 2024, we had cash and cash equivalents of 128,899 kEUR compared to 127,573 kEUR at December 31, 2023. Gross debt amounted to 59,686 kEUR, compared to 64,398 kEUR at December 31, 2023. As a result, our net cash position (gross debt less cash and cash equivalents) increased by 6,038 kEUR to 69,213 kEUR.

Cash flow from operating activities for the first quarter of 2024 decreased to 9,970 kEUR from 11,044 kEUR for the same period in 2023. Total cash out from capital expenditures for the first quarter of 2024 amounted to 2,830 kEUR.

Net shareholders’ equity at March 31, 2024 was 239,977 kEUR compared to 236,594 kEUR at December 31, 2023.

2024 Guidance

Mrs. de Vet-Veithen concluded, “The fundamentals of our three business segments are strong and we remain confident that we are well positioned to deliver on our growth objectives. We continue to expect to report consolidated revenue for the full fiscal year 2024 within the 265,000 to 275,000 kEUR range we communicated in our year-end 2023 earnings announcement in February 2024. We are also maintaining our Adjusted EBIT guidance of 11,000 kEUR to 14,000 kEUR for fiscal year 2024.”

Non-IFRS Measures

Materialise uses EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA as supplemental financial measures of its financial performance. EBIT is calculated as net profit plus income taxes, financial expenses (less financial income) and shares of profit or loss in a joint venture. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBIT and Adjusted EBITDA are determined by adding share-based compensation expenses, acquisition-related expenses of business combinations, impairments and revaluation of fair value due to business combinations to EBIT and EBITDA, respectively. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of financing decisions and, in the case of EBITDA and Adjusted EBITDA, long term investment, rather than the performance of the company’s day-to-day operations. The company also uses segment Adjusted EBITDA to evaluate the performance of its three business segments. As compared to net profit, these measures are limited in that they do not reflect the cash requirements necessary to service interest or principal payments on the company’s indebtedness and, in the case of EBITDA and Adjusted EBITDA, these measures are further limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the changes associated with impairments. Management evaluates such items through other financial measures such as financial expenses, capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.0811, the reference rate of the European Central Bank on March 28, 2024.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the first quarter of 2024 on Thursday, April 25, 2024, at 8:30 a.m. ET/2:30 p.m. CET. Company participants on the call will include Brigitte de Vet-Veithen, Chief Executive Officer and Koen Berges, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

To access the call by phone, please click the link below at least 15 minutes prior to the scheduled start time and you will be provided with dial-in details. Participants can choose to dial in or receive a call to connect to Materialise’s conference call.

•	https://register.vevent.com/register/BIb413a8f0638448a2b9b49116612e00d9

The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com. A webcast of the conference call will be archived on the company's website for one year.

About Materialise

Materialise incorporates over 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest and most complete 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, our estimates for the current fiscal year’s revenue and Adjusted EBIT, our results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies (including how our business, results of operations and financial condition could be impacted by the current armed conflicts in the Middle East and Ukraine and governmental responses thereto, inflation, increased labor, energy and materials costs), and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company's actual results to differ materially from our expectations, including risk factors described in the company's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. There are a number of risks and uncertainties that could cause the company's actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	for the three months ended March 31,
In '000	2024	2024	2023
	U.S.$	€	€
Revenue	68,798	63,637	65,886
Cost of Sales	(29,949)	(27,702)	(29,049)
Gross Profit	38,849	35,935	36,837
Gross profit as % of revenue	56.5%	56.5%	55.9%

Research and development expenses	(11,061)	(10,231)	(9,014)
Sales and marketing expenses	(15,782)	(14,598)	(14,288)
General and administrative expenses	(10,064)	(9,309)	(9,056)
Net other operating income (expenses)	853	789	519
Operating (loss) profit	2,795	2,585	4,998

Financial expenses	(863)	(798)	(1,375)
Financial income	2,495	2,308	809
(Loss) profit before taxes	4,427	4,096	4,432

Income Taxes	(552)	(510)	(718)
Net (loss) profit for the period	3,875	3,585	3,715
Net (loss) profit attributable to:	-
The owners of the parent	3,883	3,591	3,721
Non-controlling interest	(6)	(6)	(7)

Earning per share attributable to owners of the parent
Basic	0.07	0.06	0.06
Diluted	0.07	0.06	0.06

Weighted average basic shares outstanding	59,067	59,067	59,067
Weighted average diluted shares outstanding	59,088	59,088	59,070

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended March 31,
In 000€	2024	2024	2023
	U.S.$	€	€
Net profit (loss) for the period	3,875	3,585	3,715
Other comprehensive income
Recycling
Exchange difference on translation of foreign operations	(295)	(273)	776
Other comprehensive income (loss), net of taxes	(295)	(273)	776
Total comprehensive income (loss) for the year, net of taxes	3,581	3,312	4,490
Total comprehensive income (loss) attributable to:
The owners of the parent	3,588	3,319	4,496
Non-controlling interests	(7)	(6)	(6)

Consolidated statement of financial position (Unaudited)

	As of March 31,	As of December 31,
In 000€	2024	2023
Assets
Non-current assets
Goodwill	43,238	43,158
Intangible assets	30,275	31,464
Property, plant & equipment	96,297	95,400
Right-of-Use assets	8,203	8,102
Deferred tax assets	2,773	2,797
Investments in convertible loans	3,805	3,744
Other non-current assets	6,052	5,501
Total non-current assets	190,643	190,166
Current assets
Inventories	17,013	17,034
Trade receivables	48,599	52,698
Other current assets	9,084	9,160
Cash and cash equivalents	128,899	127,573
Total current assets	203,595	206,465
Total assets	394,238	396,630

	As of March 31,	As of December 31,
In 000€	2024	2023
Equity and liabilities
Equity
Share capital	4,487	4,487
Share premium	234,013	233,942
Retained earnings and other reserves	1,537	(1,783)
Equity attributable to the owners of the parent	240,037	236,646
Non-controlling interest	(60)	(53)
Total equity	239,977	236,594
Non-current liabilities
Loans & borrowings	29,099	33,582
Lease liabilities	5,641	5,333
Deferred tax liabilities	3,567	3,725
Deferred income	7,927	10,701
Other non-current liabilities	1,259	1,745
Total non-current liabilities	47,493	55,086
Current liabilities
Loans & borrowings	22,502	22,873
Lease liabilities	2,444	2,610
Trade payables	19,744	21,196
Tax payables	2,152	1,777
Deferred income	44,228	40,791
Other current liabilities	15,698	15,703
Total current liabilities	106,768	104,950
Total equity and liabilities	394,238	396,630

Consolidated statement of cash flows (Unaudited)

	for the three months ended March 31,
In 000€	2024	2023
Operating activities
Net (loss) profit for the period	3,585	3,715
Non-cash and operational adjustments	4,637	6,112
Depreciation of property plant & equipment	3,765	3,637
Amortization of intangible assets	1,672	1,674
Impairment of goodwill and intangible assets	-	-
Share-based payment expense	71	-
Loss (gain) on disposal of intangible assets and property, plant & equipment	(132)	(22)
Movement in provisions	79	(618)
Movement reserve for bad debt and slow moving inventory	188	109
Financial income	(2,309)	(767)
Financial expense	797	1,375
Impact of foreign currencies	(5)	6
(Deferred) income taxes	510	717
Working capital adjustments	1,029	850
Decrease (increase) in trade receivables and other receivables	3,712	3,363
Decrease (increase) in inventories and contracts in progress	(10)	262
Increase (decrease) in deferred revenue	643	1,368
Increase (decrease) in trade payables and other payables	(3,315)	(4,142)
Income tax paid & Interest received	718	367
Net cash flow from operating activities	9,970	11,044

	for the three months ended March 31,
In 000€	2024	2023
Investing activities
Purchase of property, plant & equipment	(2,525)	(2,532)
Purchase of intangible assets	(306)	(738)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	206	100
Acquisition of subsidiary (net of cash)	-	-
Net cash flow used in investing activities	(2,624)	(3,171)
Financing activities
Repayment of loans & borrowings	(4,876)	(5,635)
Repayment of leases	(757)	(859)
Capital increase	-	-
Interest paid	(358)	(417)
Other financial income (expense)	(5)	(108)
Net cash flow from (used in) financing activities	(5,997)	(7,019)
Net increase/(decrease) of cash & cash equivalents	1,348	854
Cash & Cash equivalents at the beginning of the year	127,573	140,867
Exchange rate differences on cash & cash equivalents	(22)	(1)
Cash & cash equivalents at end of the period	128,899	141,720

Reconciliation of Net Profit (Loss) to EBIT and Adjusted EBIT (Unaudited)

	for the three months ended March 31,
In 000€	2024	2023
Net profit (loss) for the period	3,585	3,715
Income taxes	510	718
Financial expenses	798	1,375
Financial income	(2,308)	(809)
EBIT	2,585	4,998
Share-based compensation expense (1)	71	-
Adjusted EBIT	2,656	4,998

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended March 31,
In 000€	2024	2023
Net profit (loss) for the period	3,585	3,715
Income taxes	510	718
Financial expenses	798	1,375
Financial income	(2,308)	(809)
Depreciation and amortization	5,438	5,311
EBITDA	8,023	10,310
Share-based compensation expense (1)	71	-
Adjusted EBITDA	8,094	10,310

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

Segment P&L (Unaudited)

In 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the three months ended March 31, 2024
Revenues	26,183	10,438	27,016	63,637	0	63,637
Segment (adj) EBITDA	7,921	1,090	1,529	10,540	(2,446)	8,094
Segment (adj) EBITDA %	30.3%	10.4%	5.7%	16.6%		12.7%
For the three months ended March 31, 2023
Revenues	24,317	11,350	30,219	65,886	0	65,886
Segment (adj) EBITDA	7,348	2,427	3,189	12,964	(2,655)	10,310
Segment (adj) EBITDA %	30.2%	21.4%	10.6%	19.7%		15.6%

(1) Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition related expenses of business combinations, impairments and fair value of business combinations that are included in Adjusted EBITDA.

Reconciliation of Net Profit (Loss) to Segment adjusted EBITDA (Unaudited)

	for the three months ended March 31,
In 000€	2024	2023
Net profit (loss) for the period	3,585	3,715
Income taxes	510	718
Financial cost	798	1,375
Financial income	(2,308)	(809)
Operating (loss) profit	2,585	4,998
Depreciation and amortization	5,438	5,311
Corporate research and development	808	722
Corporate headquarter costs	2,484	2,640
Other operating income (expense)	(776)	(707)
Segment adjusted EBITDA	10,540	12,964